A CMS Energy Company

General Offices:		LEGAL DEPARTMENT
One Energy Plaza	Tel: (517) 788-0550	CATHERINE M REYNOLDS	Ashley L Bancroft
Jackson, MI 49201	Fax: (517) 788-0768	Senior Vice President	David E Barth
		and General Counsel	Robert W Beach
*Washington Office:			Kelly M Hall
1730 Rhode Island Ave. N.W.	Tel: (202) 778-3340	JAMES E BRUNNER	Gary L Kelterborn
Suite 1007		Senior Vice President	Chantez P Knowles
Washington, DC 20036	Fax: (202) 778-3355	and Chief Legal Counsel	Raymond E McQuillan
Jason M Milstone
Writer’s Direct Dial Number: (517) 788-0305		JON R ROBINSON	Rhonda M Morris
Writer’s E-mail Address: shelley.ruckman@cmsenergy.com		Vice President and	Deborah A Moss*
		Deputy General Counsel	Mirče Michael Nestor
		Utility Law and Regulation	Jeffrey D Pintar
James D W Roush
		MELISSA M GLEESPEN	John C Shea
		Vice President and	Scott J Sinkwitts
		Corporate Secretary	Adam C Smith
Janae M Thayer
		H Richard Chambers	Bret A Totoraitis
		Eric V. Luoma	Mary Jo Weindorf
		Shelley J Ruckman	Attorney
Kimberly C Wilson
Assistant General
Counsel

June 25, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mr. Arthur C. Sandel
Ms. Kayla Florio
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:                             Consumers Energy Company
Consumers 2014 Securitization Funding LLC
Registration Statement on Form S-3
Initially Filed May 2, 2014; Amendment No. 1 Filed June 10, 2014
File Nos. 333-195654 and 333-195654-01

Dear Mr. Sandel and Ms. Florio:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) via telephone on June 23, 2014 to David S. Baxter, our outside counsel at Pillsbury Winthrop Shaw Pittman LLP (the “Telephone Discussion”), in response to our letter dated June 10, 2014 responding to your letter dated May 27, 2014 (the “Original Letter”) to John G. Russell, President and Chief Executive Officer of Consumers Energy Company (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Senior Secured Securitization Bonds, Series 2014A (the “2014 Bonds”) by Consumers 2014 Securitization Funding LLC (the “issuing entity”).  On behalf of the Company and the issuing entity, I am authorized to provide the responses contained in this letter.

We have reflected the following requested changes in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed simultaneously with this response.  A courtesy copy of the marked version of Amendment No. 2 is also being delivered to your attention.

One Energy Plaza • Jackson, MI  49201-2357 • Tel: 1 800 477 5050 • www.consumersenergy.com

In response to the Telephone Discussion regarding question 4 of your Original Letter, we have added the following sentence to the end of the first paragraph under “Various Types of Underwriter Transactions That May Affect the Price of the Bonds” on page S-23 of Amendment No. 2:

Neither we nor Consumers Energy has entered into any arrangement with any underwriter under which an underwriter may purchase additional bonds in connection with this offering.

In response to the Telephone Discussion regarding question 7 of your Original Letter, we have deleted the following sentence from the third paragraph under “Remittances to Collection Account” on page 76 of Amendment No. 2:

After giving effect to payments on the 2001-1 securitization bonds on the April 20, 2014 quarterly payment date, the 2001-1 securitization bonds had $70,614,670 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the 2001-1 securitization bonds.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any questions concerning the above responses, please do not hesitate to contact David S. Baxter at Pillsbury Winthrop Shaw Pittman LLP at (212) 858-1222 or me at (517) 788-0305.

Sincerely,

/s/ Shelley J. Ruckman

Shelley J. Ruckman

cc:	David S. Baxter